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Exhibit (a)(10)

Form of Notice re:

Expiration of Offer to Exchange and Cancellation of Tendered Options

To all Employees Eligible to Participate in the Offer to Exchange Program:

        We are pleased to announce that we have completed our Offer to Exchange. Eligible Options to purchase                        shares of United Online common stock were tendered in exchange for                         restricted stock units.

        We have accepted and cancelled your Eligible Options to acquire            shares of our common stock and will issue to you in exchange for those cancelled option restricted stock units covering                        shares of United Online common stock. Your tendered options, together with the corresponding stock option agreement for each such option, were immediately cancelled upon expiration of the offer, and you have no further right or entitlement to acquire any shares of United Online common stock under those cancelled options and stock option agreements. The restricted stock units will be issued on            , 2006. Shortly after the restricted stock units are issued, a Restricted Stock Unit Issuance Agreement setting the terms and conditions governing those units and the issuance of shares of our common stock thereunder will be posted with the units in your Fidelity account.

        In total, we accepted and cancelled Eligible Options for                        shares of our common stock and will issue in exchange for those cancelled options restricted stock units covering             shares of our common stock.

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Form of Notice re: Expiration of Offer to Exchange and Cancellation of Tendered Options